UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2006.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   May 8, 2006                        /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY

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                           NEWS RELEASE - MAY 8, 2006

                      AMERA GRANTED 100% INTEREST IN "MITU"
                             COPPER-SILVER PROPERTY

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has been granted the 5,800 hectare Mitu concession covering a high grade copper-silver target in the Department of Junin, Peru. The property is located approximately 155km northeast of Lima. Preliminary results from the property include chip samples assaying 4.5% COPPER AND 128 GRAMS PER TONNE (G/T) SILVER OVER 1.2M AND 6.2% COPPER AND 324 G/T SILVER OVER 0.4M.

"WITH COPPER PRICES EXCEEDING US $3.00 PER POUND, AMERA'S MITU PROJECT IS AN EXCELLENT OPPORTUNITY FOR OUR SHAREHOLDERS TO INCREASE THEIR EXPOSURE TO THE VERY STRONG BULL MARKET IN COPPER", stated Mr. Nikolaos Cacos, President & C.E.O.

The Mitu property occurs in the same geological setting as Amera's Cocha copper project where sampling returned assays averaging 0.8% copper and 10 g/t silver over 80 metres from a series of contiguous composite chip samples (see January 13, 2006 News Release). Examples of this style of sediment-hosted copper-silver deposits include the giant Lubin Deposit (52 Mt Cu, 2,275 M oz Ag(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (8.3Mt Cu, 800 M oz Ag(1)) in the Upper Peninsula of Michigan.

Amera is currently carrying out a comprehensive surface exploration program comprising prospecting, geological mapping and soil grid sampling to evaluate the Mitu property and delineate targets for more advanced exploration. Maps and photographs for the Mitu project can be viewed on the Company's website (www.ameraresources.com).

Technical Summary

Sediment-hosted copper-silver mineralization occurs in the clastic Mitu Formation at, or close to, its upper contact with the Pucara limestone. Three rock chip samples collected from historical workings during an initial site evaluation of the Mitu concession assayed 4.5% copper and 128 ppm silver over 1.2m, 6.2% copper and 324 ppm silver over 0.4m, and 1.7% copper and 45 ppm silver over 0.3m; all samples were collected across structurally and/or stratigraphically-controlled horizons

A total of 10 stream sediment samples were collected in the Mitu Project area. Results ranged from 8 to 246 ppm copper and 0.1 to 0.4 ppm silver. The highest copper value came from one sample collected in the central part of the concession reflecting mineralization associated with the contact between the Mitu and Pucara formations.

The Permian Mitu Formation forms a north-northwest trending belt parallel to the main geological fabric of Peru and comprises a suite of andesite and rhyolite flows intercalated with volcanic agglomerate and overlain by fine-grained sandstone with intercalated mudstone. The Mitu Formation is discordantly underlain by the Permian-Pennsylvanian aged Copacabana Formation and is covered by the Lower Mesozoic Pucara Formation. The Mitu property is underlain by clastic sediments of the Mitu Formation and Triassic Pucara limestone.


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NEWS RELEASE                                                         MAY 8, 2006
AMERA RESOURCES CORPORATION                                               PAGE 2
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Amera holds a 100% interest in the Mitu  property,  acquired by direct  staking, through its wholly-owned Peruvian subsidiary Recursos de los Andes. The property is located 80km southeast of the historic mining camp of Cerro de Pasco and 110km northwest of the Company's Cocha copper-silver project. Mitu is easily accessible via a paved road-connecting Lima with Oroya and Cerro de Pasco. From the paved road there are several 4x4 roads leading to different areas of the property. Elevations on the property range from 3700m to 4400m above sea level.

Analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this release was carried out under the direction of Piotr Lutynski, M.Sc., P.Eng., a Qualified Person as defined in National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the World: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.2006 NUMBER 07

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